NO ACT

PE
12-09-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



January 12, 2011

Scott E. Seewald
Counsel
Alcoa Inc.
Alcoa Corporate Center
201 Isabella St at 7th St Bridge
Pittsburgh, PA 15212-5858

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-12-11

Re: Alcoa Inc.
Incoming letter dated December 9, 2010

Dear Mr. Seewald:

This is in response to your letters dated December 9, 2010, December 20, 2010, and January 10, 2011 concerning the shareholder proposal submitted to Alcoa by Kenneth Steiner. We also have received letters on the proponent's behalf dated December 15, 2010, December 20, 2010, January 4, 2011, and January 11, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 12, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alcoa Inc.
Incoming letter dated December 9, 2010

The proposal requests that the board make special efforts to adopt "Simple Majority Vote" and specifies that "Simple Majority Vote" will enable each shareholder voting requirement impacting the company that calls for a greater than simple majority vote to be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

There appears to be some basis for your view that Alcoa may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming annual shareholders' meeting include proposals sponsored by Alcoa seeking approval of amendments to Alcoa's articles of incorporation. You also represent that the proposal would directly conflict with Alcoa's proposals. You indicate that inclusion of the proposal and Alcoa's proposals in Alcoa's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results if the proposal and Alcoa's proposals were approved. Accordingly, we will not recommend enforcement action to the Commission if Alcoa omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Alcoa relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 11, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Alcoa Inc. (AA)
***Make Special Efforts* to Adopt Simple Majority Vote**
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 10, 2010 request (supplemented) to block this rule 14a-8 proposal.

The company provides no precedent of a company obtaining no action relief on a revision of a rule 14a-8 proposal submitted prior to the due date and prior to the filing of a no action request on the sole grounds that the company simply rejected the revision because in its unilateral judgment the revision "did not alter the substance of the Proposal."

The vague company theory appears to say that if the revision altered "the substance of the Proposal" then the company would accept the revision. This does not make sense but it apparently is the company position nonetheless.

The company now claims for the first time in December 2010 that it does not accept a proposal revision which it received on October 27, 2010. The company does not explain how it can circumvent the rule of giving such notice within 14-days of October 27, 2010.

The topic of this proposal is "*Make Special Efforts* to Adopt Simple Majority Vote" (emphasis added). The company is doing absolutely nothing to make a special effort to adopt simple majority vote. There is no duplication or conflict. "*Make Special Efforts* to Adopt Simple Majority Vote" compliments the company proposal and helps ensure its passage especially since the company proposal has had difficulty in obtaining the votes needed to pass.

The company vaguely claims that previously it made solicitations for no proposal in particular and in no particular year and says nothing about a special solicitation.

The proposal topic in Allergan was "Adopt Simple Majority Vote" – and not "*Make Special Efforts* to Adopt Simple Majority Vote." There is not one example of a proposal to "Make Special Efforts to Adopt Simple Majority Vote" in any of the failed company precedents.

The company does not explain how "Mak[ing] Special Efforts" could be split up into separate matters.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Mansi Arora <Mansi.Arora@alcoa.com>

[AA: Rule 14a-8 Proposal, October 7, 2010, October 27, 2010 Update]

3*– Make Special Efforts to Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board make special efforts to adopt Simple Majority Vote. This includes employing special shareholder solicitations (multiple solicitations if necessary) via mail, telephone and electronic means to obtain the large shareholder-voting turnout needed for passage. Simple Majority Vote will enable each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, to be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Supermajority vote requirements can be almost impossible to obtain when one considers the substantial percentage of shares that are typically not voted at an annual meeting. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are often used to block initiatives supported by most shareowners but opposed by management.

This proposal topic won from 74% to 88% support at the following companies: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M).

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

If our Company were to remove each supermajority requirement, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The topic of this proposal was presented as management proposals for our vote at our 2010 annual meeting. We approved with a resounding 95%-vote in favor. In spite of our 95%-support the management proposals failed to pass. I believe that our management deliberately did not make the special effort that our management probably knew was required to obtain the voter turnout needed to obtain passage.

Our management deliberately not making the special effort needed for passage is consistent with our board even attempting to prevent us from voting on a Simple Majority Vote proposal at our 2009 annual meeting. Our management's failure to exclude our 2009 vote on this topic was met with our resounding 74%-support for the 2009 proposal.

Please encourage our board to respond positively to this proposal: Make Special Efforts to Adopt Simple Majority Vote – Yes on 3.*



Alcoa

Alcoa Corporate Center
201 Isabella St at 7th St Bridge
Pittsburgh, PA 15212-5858 USA
Tel: 1 412 553 4974
Fax: 1 412 553 4180

January 10, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Alcoa Inc.
Securities Exchange Act of 1934 – Rule 14a-8
Shareholder Proposal of Kenneth Steiner

Dear Ladies and Gentlemen:

Reference is made to the letter of Alcoa Inc., a Pennsylvania corporation ("Alcoa"), dated December 9, 2010 (the "Original Request"), in which Alcoa requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission confirm that it will not recommend enforcement action to the Commission if Alcoa excludes the referenced shareholder proposal (the "Proposal") submitted by Mr. Kenneth Steiner (the "Proponent") from its 2011 Proxy Materials. The Proposal requests that Alcoa's board of directors take action to eliminate super-majority provisions in Alcoa's Articles of Incorporation and By-Laws and replace those provisions with a majority vote standard.

This letter supplements the Original Request following our conversation on January 7, 2011 with the Staff, at the Staff's request, with respect to the Proponent's revised proposal referred to in note 1 of the Original Request and attached to the Original Request in Exhibit A thereto (the "Revised Proposal"). As stated in note 1, Alcoa elected not to accept the Revised Proposal in accordance with the guidance set forth in Staff Legal Bulletin No. 14 (July 13, 2001). After discussion with the Staff, Alcoa has determined to accept the Revised Proposal.

The Revised Proposal requests that Alcoa make "special efforts" to implement a majority vote standard, instead of merely taking "steps" to do so. Clearly this change is minor in nature and does not alter the substance of the Proposal, since the change has no independent meaning whatsoever unless considered in the context of the ultimate objective of both the Proposal and the Revised Proposal, which is the elimination of super-majority voting requirements in Alcoa's Articles of Incorporation. As in the case of the Proposal, the Revised Proposal plainly conflicts with the company's planned proposals for the 2011 annual meeting of shareholders, which are binding proposals that will, if approved, implement the elimination of super-majority voting provisions. Accordingly, Alcoa reaffirms its request that the Staff permit it to exclude the Revised Proposal from its 2011 Proxy Materials for the reasons set forth in the Original Request.

Rule 14a-8(i)(9) under the Securities Exchange Act of 1934 (the "Exchange Act") is an acknowledgement that conflicting shareholder and management proposals can create confusion and be disruptive to the shareholder voting and annual meeting process. The reality of the risk is clear in the case of Alcoa's circumstances. In this regard, Alcoa advises the Staff that its shareholders approved a proposal (submitted by Mr. William Steiner, another member of the group that includes Messrs. Kenneth Steiner and John Chevedden) substantially similar to the Proposal at the company's 2009 annual meeting of shareholders, requesting that Alcoa's board of directors take steps to eliminate super-majority voting provisions in its governing documents. Alcoa's board of directors therefore approved the elimination of super-majority voting requirements in its Articles of Incorporation (no such provisions being included in Alcoa's By-Laws) and recommended at the 2010 annual meeting of shareholders that shareholders approve proposals to implement the relevant amendments. Notwithstanding Alcoa's efforts to obtain approval of those proposals, including through solicitations undertaken by management and the company's proxy solicitor, the company's proposals failed. We note that Alcoa included in its 2010 Proxy Materials a further proposal by Mr. William Steiner to substantially the same effect. Alcoa believes that the dueling proposals may have contributed to the failure of the company's proposals, which were not precatory as was Mr. Steiner's 2010 proposal, but would have given legal effect to shareholders' 2009 direction.

Alcoa's board of directors has determined to renew its recommendation that shareholders approve the relevant amendments to the Articles of Incorporation at the 2011 annual meeting of shareholders, as stated in the Original Request. Because the Revised Proposal is directed at elimination of super-majority voting requirements, it has the same potential as the Proposal to create confusion that could once again cause Alcoa's own proposals to fail. Since the elimination of super-majority voting provisions is in shareholders' interests and in response to a shareholder direction made almost two years ago, the company has a strong interest in preserving the clarity of its presentation of this matter in its 2011 Proxy Materials so as to achieve the requisite shareholder approval.

It is clear that the Revised Proposal – which has no meaningful objective other than to advance the elimination of Alcoa's supermajority voting provisions – conflicts with the company's planned proposals on the same subject at the 2011 annual meeting of shareholders. Given the substantial efforts that Alcoa's board of directors, management and proxy solicitor have already undertaken to implement the 2009 shareholder direction, it would be particularly inappropriate to require Alcoa to include the Revised Proposal in the 2011 Proxy Materials. Even if the revisions were given independent effect contrary to Alcoa's position as stated above, they do nothing more than request Alcoa to take the kinds of actions that it has already undertaken, namely multiple solicitations via multiple means.

Based on the foregoing, Alcoa respectfully requests that the Staff confirm that it will take no action if Alcoa excludes the Revised Proposal from its 2011 Proxy Materials pursuant to Exchange Act Rule 14a-8(i)(3) because the Proposal is contrary to the Commission's proxy rules.

Please direct any questions or comments regarding this request to the undersigned at Alcoa Inc., 201 Isabella Street, Pittsburgh, PA 15212 (telephone 412-553-4974; fax 412-553-4180). Thank you for your consideration.

Sincerely,



Scott E. Seewald
Counsel

cc: Mr. Kenneth Steiner (with enclosures)
c/o John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 4, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Alcoa Inc. (AA)
***Make Special Efforts* to Adopt Simple Majority Vote**
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 10, 2010 request to block this rule 14a-8 proposal, supplemented December 20, 2010.

In response to the company Rule 14a-8(i)(9) argument, attached is the decision in *The Walt Disney Company* (December 27, 2010) that did not concur with the *Disney* argument based on Rule 14a-8(i)(9). Also included are two pages from the proponent's rebuttal of the *Disney* Rule 14a-8(i)(9) argument.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Mansi Arora <Mansi.Arora@alcoa.com>

December 27, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Walt Disney Company
Incoming letter dated November 5, 2010

The proposal recommends that the company's compensation committee adopt a policy to only use one test to assess performance in determining eligibility for awards of stock in the Long Term Incentive Plan for senior executives, rather than allowing re-tests that increase the likelihood of executives receiving the awards.

We are unable to concur in your view that Disney may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that the proposal and supporting statement, when read together, are so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Additionally, based on the information you have presented, we are unable to conclude that the portions of the supporting statement you reference impugn the character, integrity, or personal reputation of the company's director without factual foundation in violation of rule 14a-9. Accordingly, we do not believe that Disney may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Disney may exclude the proposal under rule 14a-8(i)(9). In the context of this proposal, a "test" does not appear to be equated with a "goal." Therefore, the proposal's reference to "one test" does not appear to directly conflict with the reference to performance "goals" in the Stock Incentive Plan for which Disney's board intends to seek shareholder approval at the upcoming annual meeting. Accordingly, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

We are unable to concur in your view that Disney may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Disney's practices and policies do not compare favorably with the guidelines of the proposal and that Disney has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Carmen Moncada-Terry
Special Counsel

making stock awards to executives despite their failure on the original performance test.

Disney's position would unfairly force shareholders in any company who were concerned about just one small aspect of past stock grants or option grants to vote down an entire plan and end the desirable practice of using stock and option awards for executive compensation until the next annual meeting, rather than being allowed to register a protest about the one small problem— a Hobson's Choice if ever there was one.

Shareholders surely want the Company to be able to make stock awards in the near future, and likely want board discretion on most issues related to stock awards, but also want to request such discretion be exercised against re-testing. Accordingly, there is no direct conflict here, and hence no basis for exclusion.

SEC Staff has never construed the direct conflict grounds for exclusion in 14a-8(i)(9) so broadly as to prohibit a shareholder proposal on the same general subject as a management proposal, which is what Disney's argument amounts to. Rather, the point of the exclusion is so that voters are not asked to vote on the same thing in two ways, with a "no" vote on the management proposal representing the same thing as a "yes" vote on the shareholder proposal, with the risk of confusion and inconsistent results if shareholders do not understand the two proposals are mirror images. See Release No. 33-19135, at n. 29 (October 14, 1982).

Here, there is no risk of confused results: a "yes" vote on the Company's proposal means that stock awards can continue, while a simultaneous "yes" vote on Proponent's proposal merely asks such awards be given as a result of a fixed performance target rather than a target which gets changed to be easier to meet if executives miss the first target.

Because of the absence of any plan language blessing retesting, this case is almost on all fours with *Fluor Corp.*, 2003 WL 1057676 (3/10/03), where Staff rejected exclusion on (i)(9) grounds of a shareholder proposal asking for future stock option grants to be based on performance, while the company like here was merely proposing ratification of a stock plan that provided for board discretion in making stock awards. Accord, *Goldman Sachs* (1/3/03); *Safeway* (3/10/03); *Kohls Corp.* (3/10/03). This case is not analogous to one where the stockholder proposal said only one measure of performance can be used but the plan explicitly provided for multiple alternative tests, as in *Charles Schwab* (1/19/10). There a sensible shareholder could not vote "yes" on both proposals, whereas here such a vote would be entirely consistent: it would merely be saying to the board "we shareholders give you discretion, but we ask you not to use such discretion to allow executives to pass a new test after they flunk the first".

Even greater tension between proposals has repeatedly been allowed by SEC Staff: for example, in *Duke Energy*, 2002 WL 471702 (3/1/02), and *Safeway* 2002 WL 398743 (2/26/02),, Staff allowed proposals to proceed requesting the company use auditors who did not provide other services to the company, even though this was in clear tension with the company's proposals requesting ratification of their selection of an audit firm which had been providing other services. However, there as here, the shareholder proposal asks for a future general policy, while the company proposal merely concerns one particular time-limited event. See also *Whole Foods Market, Inc.* (12/14/05) (denying no-action relief when company proposed a charter amendment to replace a requirement for a supermajority vote to approve some transactions with a "majority of outstanding shares" requirement, while shareholder made precatory proposal that all matters be approved by a majority of votes cast; affirmative vote for the latter would be advisory and could not conflict with a binding charter amendment); *AT&T Inc.*, 2006 WL 401195 (2/10/06)(allowing shareholder proposal calling for adoption of simple majority voting, even though the Company was simultaneously proposing to amend its certificate to eliminate a supermajority provision); *Verizon Inc.* 2009 WL 4883085 (1/21/10)(rejecting exclusion of shareholder proposal defining performance target for options to be presented at same time as company resolution seeking ratification generally of its executive compensation).

2. The Proposal is Not Impermissibly Vague So as to Violate the Rule Against False and Misleading Proxy Materials

Disney argues the Proposal is vague in not defining "only use one test to assess performance . . . rather than allow re-tests that increase the likelihood of executives receiving the awards", arguing this might somehow be construed to apply to long-term awards based on multiple performance targets at various points in time. That clearly is not what is meant by re-testing: what is meant by re-testing is explained in the Supporting Statement by referring to what Disney did in the past and is doing in 2010 as well (the latter is explicitly described as a retesting situation, it merely is not the double retesting situation of the prior plan): Disney has been awarding stock to executives who fail the first test applied to company performance, but then win stock when a different test of performance is applied.

On the other hand, an executive is obviously not being "re-tested" when the grant is made in portions over time each based on the latest performance, nor "retested" when performance is measured by multiple variables without any bias in favor of making a grant, the hypotheticals posed by Disney.

Notably, many other companies and observers use the term "retesting" without offering a long complex legal definition as Disney's argument would require: see examples in Exhibit A hereto.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 20, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Alcoa Inc. (AA)
***Make Special Efforts* to Adopt Simple Majority Vote**
Kenneth Steiner

Ladies and Gentlemen:

This responds to the December 10, 2010 request to block this rule 14a-8 proposal, supplemented December 20, 2010.

The company now claims for the first time in December 2010 that it does not accept a proposal revision which it received on October 27, 2010. The company does not explain how it can circumvent the rule of giving such notice within 14-days of October 27, 2010.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Mansi Arora <Mansi.Arora@alcoa.com>



Alcoa

Alcoa Corporate Center
201 Isabella St at 7th St Bridge
Pittsburgh, PA 15212-5858 USA
Tel: 1 412 553 4974
Fax: 1 412 553 4180

December 20, 2010

VIA-EMAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Alcoa Inc.
Securities Exchange Act of 1934 – Rule 14a-8
Shareholder Proposal of Kenneth Steiner

Dear Ladies and Gentlemen:

Reference is made to the letter of Alcoa Inc., a Pennsylvania corporation ("Alcoa"), dated December 9, 2010 (the "Original Request"), in which Alcoa requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action to the Commission if Alcoa excludes from its 2011 Proxy Materials the referenced shareholder proposal entitled "Adopt Simple Majority Vote" (the "Proposal") submitted by Mr. Kenneth Steiner (the "Proponent").

This letter responds to the letter addressed to the Staff by Mr. John Chevedden on behalf of the Proponent, dated December 15, 2010 (the "First Rebuttal"), which is attached as Exhibit A. Pursuant to Staff Legal Bulletin 14D (November 7, 2008), Alcoa is transmitting this letter by electronic mail to the Staff at shareholderproposals@sec.gov. A copy of this letter and its attachment is also being sent to the Proponent at the email address he has provided.

Alcoa respectfully requests that the Staff disregard the First Rebuttal, which makes assertions based on a revised proposal entitled "Make Special Efforts to Adopt Simple Majority Vote" that contains language additional to that included in the Proposal and a handwritten notation providing "October 26, 2010 UPDATE". As noted in the Original Request, Alcoa elected not to accept the revised proposal in accordance with the guidance set forth in Staff Legal Bulletin No. 14 (July 13, 2001). Accordingly, the First Rebuttal is irrelevant to the Staff's consideration of the Original Request and should not be taken into account.

Please direct any questions or comments regarding this request to the undersigned at Alcoa Inc., 201 Isabella Street, Pittsburgh, PA 15212 (telephone 412-553-4974; fax 412-553-4180).

Thank you for your consideration.

Very truly yours,

Scott E. Seewald
Counsel

Enclosures

cc: Mr. Kenneth Steiner (with enclosures)
c/o John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

[First Rebuttal]

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 15, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Alcoa Inc. (AA)
***Make Special Efforts* to Adopt Simple Majority Vote**
Kenneth Steiner

Ladies and Gentlemen:

This responds to the December 10, 2010 request to block this rule 14a-8 proposal.

The topic of this proposal is "*Make Special Efforts* to Adopt Simple Majority Vote" (emphasis added). The company is doing absolutely nothing to make a special effort to adopt simple majority vote. There is no duplication or conflict.

The proposal topic in Allergan was "Adopt Simple Majority Vote" – and not "*Make Special Efforts* to Adopt Simple Majority Vote." There is not one example of a proposal to "Make Special Efforts to Adopt Simple Majority Vote" in any of the failed company precedents.

The sheer futility of submitting an Allergan-type proposal to Alcoa is contained in the supporting statement of this 2011 proposal:
"[Simple Majority Vote] was presented as management proposals for our vote at our 2010 annual meeting. We approved with a resounding 95%-vote in favor. In spite of our 95%-support the management proposals failed to pass. I believe that our management deliberately did not make the special effort that our management probably knew was required to obtain the voter turnout needed to obtain passage."

The company does not explain how "Mak[ing] Special Efforts" could be split up into separate maters.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Mansi Arora <Mansi.Arora@alcoa.com>

[AA: Rule 14a-8 Proposal, October 7, 2010, October 27, 2010 Update]

3* – Make Special Efforts to Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board make special efforts to adopt Simple Majority Vote. This includes employing special shareholder solicitations (multiple solicitations if necessary) via mail, telephone and electronic means to obtain the large shareholder-voting turnout needed for passage. Simple Majority Vote will enable each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, to be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Supermajority vote requirements can be almost impossible to obtain when one considers the substantial percentage of shares that are typically not voted at an annual meeting. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are often used to block initiatives supported by most shareowners but opposed by management.

This proposal topic won from 74% to 88% support at the following companies: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M).

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

If our Company were to remove each supermajority requirement, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The topic of this proposal was presented as management proposals for our vote at our 2010 annual meeting. We approved with a resounding 95%-vote in favor. In spite of our 95%-support the management proposals failed to pass. I believe that our management deliberately did not make the special effort that our management probably knew was required to obtain the voter turnout needed to obtain passage.

Our management deliberately not making the special effort needed for passage is consistent with our board even attempting to prevent us from voting on a Simple Majority Vote proposal at our 2009 annual meeting. Our management's failure to exclude our 2009 vote on this topic was met with our resounding 74%-support for the 2009 proposal.

Please encourage our board to respond positively to this proposal: Make Special Efforts to Adopt Simple Majority Vote – Yes on 3.*

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 15, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Alcoa Inc. (AA)
***Make Special Efforts* to Adopt Simple Majority Vote**
Kenneth Steiner

Ladies and Gentlemen:

This responds to the December 10, 2010 request to block this rule 14a-8 proposal.

The topic of this proposal is "*Make Special Efforts* to Adopt Simple Majority Vote" (emphasis added). The company is doing absolutely nothing to make a special effort to adopt simple majority vote. There is no duplication or conflict.

The proposal topic in Allergan was "Adopt Simple Majority Vote" – and not "*Make Special Efforts* to Adopt Simple Majority Vote." There is not one example of a proposal to "Make Special Efforts to Adopt Simple Majority Vote" in any of the failed company precedents.

The sheer futility of submitting an Allergan-type proposal to Alcoa is contained in the supporting statement of this 2011 proposal:
"[Simple Majority Vote] was presented as management proposals for our vote at our 2010 annual meeting. We approved with a resounding 95%-vote in favor. In spite of our 95%-support the management proposals failed to pass. I believe that our management deliberately did not make the special effort that our management probably knew was required to obtain the voter turnout needed to obtain passage."

The company does not explain how "Mak[ing] Special Efforts" could be split up into separate maters.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

[AA: Rule 14a-8 Proposal, October 7, 2010, October 27, 2010 Update]

3*–Make Special Efforts to Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board make special efforts to adopt Simple Majority Vote. This includes employing special shareholder solicitations (multiple solicitations if necessary) via mail, telephone and electronic means to obtain the large shareholder-voting turnout needed for passage. Simple Majority Vote will enable each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, to be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Supermajority vote requirements can be almost impossible to obtain when one considers the substantial percentage of shares that are typically not voted at an annual meeting. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are often used to block initiatives supported by most shareowners but opposed by management.

This proposal topic won from 74% to 88% support at the following companies: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M).

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

If our Company were to remove each supermajority requirement, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The topic of this proposal was presented as management proposals for our vote at our 2010 annual meeting. We approved with a resounding 95%-vote in favor. In spite of our 95%-support the management proposals failed to pass. I believe that our management deliberately did not make the special effort that our management probably knew was required to obtain the voter turnout needed to obtain passage.

Our management deliberately not making the special effort needed for passage is consistent with our board even attempting to prevent us from voting on a Simple Majority Vote proposal at our 2009 annual meeting. Our management's failure to exclude our 2009 vote on this topic was met with our resounding 74%-support for the 2009 proposal.

Please encourage our board to respond positively to this proposal: Make Special Efforts to Adopt Simple Majority Vote – Yes on 3.*

cc:
Kenneth Steiner
Mansi Arora <Mansi.Arora@alcoa.com>



Alcoa

Alcoa Corporate Center
201 Isabella St at 7th St Bridge
Pittsburgh, PA 15212-5858 USA
Tel: 1 412 553 4974
Fax: 1 412 553 4180

December 9, 2010

VIA-EMAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Alcoa Inc.
Securities Exchange Act of 1934 – Rule 14a-8
Shareholder Proposal of Kenneth Steiner

Dear Ladies and Gentlemen:

Alcoa Inc., a Pennsylvania corporation ("Alcoa"), is filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") that Alcoa intends to exclude from its proxy statement and form of proxy for its 2011 annual meeting of shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal and supporting statement (together, the "Proposal") received from Kenneth Steiner (the "Proponent"), for the reasons described below. Alcoa respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against Alcoa if it omits the Proposal from the 2011 Proxy Materials.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), Alcoa is transmitting this letter by electronic mail to the Staff at shareholderproposals@sec.gov. As notice of Alcoa's intention to exclude the Proposal from the 2011 Proxy Materials, a copy of this letter and its attachments is also being sent to the Proponent at the email address he has provided. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before Alcoa intends to file its definitive 2011 Proxy Materials with the Commission.

THE PROPOSAL

The Proposal requests that Alcoa's Board of Directors adopt a simple majority vote standard. Specifically, the Proposal states:

> "RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws."

A copy of the Proposal and supporting statement, as well as any related correspondence from the Proponent, is attached to this letter as Exhibit A.[1]

---

[1] The Proponent submitted a second proposal with a photocopy of the same cover letter and proponent signature provided with the Proposal, but containing additional language and a handwritten notation providing "October 27, 2010 UPDATE". Alcoa has chosen not to accept the revised proposal in accordance with the guidance set forth in Staff Legal Bulletin No. 14 (July 13, 2001). For convenience, we have included the revised proposal in Exhibit A.

GROUNDS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials in reliance on Rule 14a-8(i)(9) because it directly conflicts with proposals to be submitted by Alcoa to shareholders at the same meeting. The Proposal also may be excluded from the 2011 Proxy Materials under Rule 14a-8(i)(3) because it is contrary to the Commission's proxy rules, specifically Rules 14a-4(a)(3) and 14a-4(b)(1).

ANALYSIS

A. The Proposal may be Excluded under Rule 14a-8(i)(9) because it Directly Conflicts with Alcoa's Proposals to be Submitted to Shareholders at the 2011 Annual Meeting

Rule 14a-8(i)(9) provides that a shareholder proposal may be omitted from a company's proxy statement if the proposal "directly conflicts with one of the company's own proposals submitted to shareholders at the same meeting." In amending Rule 14a-8(i)(9), the Commission clarified that it did "not intend to imply that proposals must be identical in scope or focus for the exclusion to be available." Exchange Act Release No. 34-40018, n.27 (May 21, 1998).

Background

The Proposal seeks to create a "majority of the votes cast for or against" standard for all shareholder voting requirements impacting Alcoa that currently call for a greater than simple majority vote. The Proposal implicates three supermajority voting requirements in Alcoa's Articles of Incorporation (the "Articles"). There are no supermajority voting provisions in Alcoa's By-laws.

Alcoa's Board of Directors (the "Board") has unanimously adopted resolutions to approve and recommend to shareholders three amendments to the Articles to replace each of the three supermajority voting requirements in the Articles with a "majority of outstanding shares" standard.[2] The current supermajority provisions in the Articles and Alcoa's three proposed amendments to be presented in Alcoa's 2011 Proxy Materials ("Alcoa's Proposals") are as follows:

- *Fair Price Protection* – Article Seventh F of the Articles requires the affirmative vote of not less than 80% of the votes entitled to be cast by the holders of all the outstanding shares of voting stock, voting together as a single class, in order to amend or repeal or adopt provisions inconsistent with this article. This article provides that Alcoa may not knowingly engage in any share repurchases from an interested shareholder in excess of the fair market value of the shares without the affirmative vote of at least a majority of the outstanding shares exclusive of those owned by the interested shareholder. Alcoa intends to submit a proposal seeking an amendment to this Article Seventh F to reduce the voting requirement to require not less than 50% of shares outstanding to amend, repeal or adopt provisions inconsistent with this article.

- *Director Elections* – Article Eighth B of the Articles requires the affirmative vote of not less than 80% of the votes which all shareholders of the outstanding shares of capital stock of Alcoa would be entitled to cast in an annual election of directors, voting together as a single class, in order to amend or repeal or

[2] The Board unanimously adopted resolutions to replace the supermajority voting requirements in the Articles in January 2010 and Alcoa included three proposals seeking shareholder approval of these amendments to the Articles in its proxy statement and form of proxy for its 2010 annual meeting of shareholders. When the proposals did not receive the requisite shareholder votes, the Board approved including the proposals again in Alcoa's 2011 Proxy Materials.

adopt provisions inconsistent with this article. This article provides processes and procedures related to the Board, including the process for determining the size of the Board, the classification of directors, nominations for the election of directors, removal of directors and filling vacancies on the Board. Alcoa intends to submit a proposal seeking an amendment to this Article Eighth B to reduce the voting requirement to require not less than 50% of shares outstanding to amend, repeal or adopt provisions inconsistent with this article.

- *Removal of Directors* – Article Eighth A(4) of the Articles provides that any director, class of directors or the entire Board may be removed from office at any time, with or without cause, if the shareholders entitled to cast at least 80% of the votes which all shareholders would be entitled to cast at an annual election of directors or of such class of directors shall vote in favor of such removal. Alcoa intends to submit a proposal seeking an amendment to this Article Eighth A(4) to reduce the voting requirement to remove directors to require at least 50% of the shares outstanding that shareholders would be entitled to cast at an annual election of directors.

Discussion

The Staff has consistently granted no-action relief in reliance on Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9) with respect to proposals in which votes on both the shareholder proposal and the company's proposal could lead to an inconsistent, ambiguous or inconclusive result. Moreover, the Staff has recently permitted exclusion of shareholder proposals under circumstances substantially similar to the present case. *See, e.g., Del Monte Foods Co.* (avail. June 3, 2010) (concurring with the exclusion of a shareholder proposal requesting that the company amend its supermajority provisions and adopt a majority of votes cast standard where the company planned to submit proposals to replace its supermajority provisions with a majority of shares outstanding standard); *See also Caterpillar Inc.* (avail. March 30, 2010); *Allergan, Inc.* (Feb. 22, 2010) ("Allergan"); *The Walt Disney Company* (Nov. 16, 2009, *recon. denied* Dec. 17, 2009) (in each case, concurring with the exclusion of a shareholder proposal requesting that the company amend its supermajority provisions to adopt a majority of votes cast standard where the company planned to issue proposals amending the same provisions to adopt a majority of votes outstanding standard).

In Allergan, the Staff concurred in excluding a proposal that is substantially similar to the Proposal received by Alcoa. The shareholder proposal in Allergan requested that the board of directors take the steps necessary so that each shareholder voting requirement in Allergan's charter and bylaws that calls for a greater than majority vote be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. At the time, Allergan had three supermajority provisions in its certificate of incorporation and none in its bylaws. In response to the shareholder proposal, Allergan expressed its intent to present proposals in its 2010 proxy materials to amend each of the three provisions implicated by the shareholder proposal. However, unlike the shareholder proposal which sought to amend these provisions to require a majority of votes cast standard, Allergan's proposals sought to amend the same provisions to require a majority of shares outstanding standard. Thus, Allergan explained that if the shareholder proposal and Allergan's proposals were both included in Allergan's proxy statement, the results of the votes on these proposals could lead to an inconsistent and ambiguous mandate from Allergan's shareholders. In particular, Allergan expressed its concern that in the event of an affirmative vote on both the shareholder proposal and Allergan's proposals, the company would be unable to determine the voting standard that its shareholders intended to support. The staff concurred with Allergan's position and permitted exclusion of the shareholder proposal under Rule 14a-8(i)(9) noting Allergan's representation that "submitting all of the proposals to a vote could result in inconsistent, ambiguous, or inconclusive results."

Much the same as the core facts of the Allergan matter, Alcoa's Articles include three supermajority vote provisions and Alcoa received a shareholder proposal requesting that the company amend these provisions to require a majority of votes cast standard. Also like Allergan, Alcoa's Board has approved three proposals it intends to present in the 2011 Proxy Materials to amend the three supermajority vote provisions in its Articles to replace them with a majority of shares outstanding standard. Consistent with Allergen and the other precedent cited above, Alcoa believes that the inclusion of the Proposal calling for a majority of votes cast standard and Alcoa's Proposals calling for a majority of shares outstanding standard would present alternative and conflicting decisions for Alcoa's shareholders and would create the potential for inconsistent, ambiguous, or inconclusive results if both proposals were approved. This is because the Proposal and Alcoa's Proposals propose different voting standards for the same three provisions in the Articles. Thus, in the event of an affirmative vote on both the Proposal and the three proposals that comprise Alcoa's Proposals, Alcoa would be unable to determine the voting standard that its shareholders intended to support. Therefore, because Alcoa's Proposals directly conflict with the Proposal, the Proposal is properly excludable under Rule 14a-8(i)(9).

B. The Proposal may be Excluded under Rule 14a-8(i)(3) because it Violates the Commission's Proxy Rules, specifically Rules 14a-4(a)(3) and 14a-4(b)(1)

Under Rule 14a-8(i)(3), a company may exclude a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. As discussed herein, the Proposal may be properly excluded under Rule 14a-8(i)(3) because it is contrary to the Commission's proxy rules, in particular, Rules 14a-4(a)(3) and 14a-4(b)(1).

Rule 14a-4(a)(3) provides that the form of proxy "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." Rule 14a-4(b)(1) requires that the form of proxy provide means by which the shareholders are "afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to, each separate matter referred to therein as intended to be acted upon." In adopting amendments to these rules in 1992, the Commission explained that the "amendments will allow shareholders to communicate to the board of directors their views on each of the matters put to a vote," and to prohibit "electoral tying arrangements that restrict shareholder voting choices on matters put before shareholders for approval." Exchange Act Release No. 31326 (October 16, 1992).

Furthermore, in connection with its proposal to amend its Articles to revise the voting requirements of the three supermajority voting provisions at the 2010 annual meeting of shareholders (the same three provisions that would be impacted by the Proposal), Alcoa was advised, based on conversations by its counsel with the Staff, that it must separate each matter intended to be acted upon so that shareholders could communicate their approval or disapproval of each individual matter. This was the case notwithstanding the common theme underlying the proposed amendments – the elimination of supermajority provisions. The Staff reasoned that, notwithstanding this commonality, each of the supermajority provisions related to distinct substantive matters, which are detailed in Section A above, and therefore had to be presented separately in order to ensure a meaningful shareholder vote.[3]

We understand that, in the view of the Staff, shareholders could have different views about the desirability of eliminating supermajority voting provisions in each of these cases (the repeal of fair price protection, director elections, and the removal of directors). Alcoa therefore unbundled its proposed amendments to the Articles and presented them separately to permit shareholders to vote on each matter independently. This year, the Board has once again approved unbundling Alcoa's proposed amendments to the supermajority provisions of the Articles by presenting them as three separate proposals so shareholders can vote on each matter independently. Alcoa's unbundling is in contrast to the Proposal, which requires shareholders to make one vote to change the voting standards for all three distinct substantive matters.

[3] Further, in advising other corporations to unbundle certain shareholder proposals, the Staff has cited the Division of Corporation Finance's September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations. These telephone interpretations suggest that certain revisions to a company's charter or by-laws should be unbundled under Rule 14a-4(a)(3) and set out as separate proposals.

Alcoa believes that the Proposal does not adhere to the Staff guidance discussed above and violates Rules 14a-4(a)(3) and 14a-4(b)(1) because it does not separate each matter to be voted on and, therefore, contrary to the Commission's intentions, does not afford shareholders the opportunity to communicate their views on each separate matter. The Proposal requests that the Board take the steps necessary so that each shareholder voting requirement impacting Alcoa that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal. However, the Proposal does not differentiate among the various provisions that currently require a greater than simple majority vote. While shareholders may wish to amend the supermajority voting standard for certain provisions in the Articles, the same shareholders may not want to amend the voting standards required for certain other provisions. The Proposal does not allow shareholders to make this choice as it requires an all or nothing decision. The shareholder must either support the Proposal urging an amendment to the Articles requiring all supermajority vote provisions to be changed to a majority of votes cast standard or vote against the proposal and retain all three supermajority vote provisions. Bundled as it is, the Proposal does not permit a meaningful shareholder vote.

Although the concept of amending the supermajority vote provisions to a majority of votes cast standard superficially links the various provisions of Alcoa's Articles that would be affected by the Proposal if adopted, those provisions relate to distinct substantive matters. For example, shareholders may wish to amend the supermajority voting standard for the removal of directors, but may not wish to amend the voting standard for the repeal of fair price protection. Under the Proposal, the shareholders would not have the opportunity to vote differently with respect to each of these two separate matters.

In sum, the Proposal fails to separate each of the provisions that would be impacted by amending the Articles to require a majority of votes cast standard for all shareholder voting requirements and does not give shareholders the opportunity to choose between approval, disapproval or abstention with respect to each separate matter. On the contrary, the Proposal limits shareholders voting choices by requiring shareholders to cast one vote to amend the voting requirements for all supermajority vote provisions, despite the differing substantive issues addressed in each provision. Consequently, the Proposal is contrary to Staff guidance and violates Rules 14a-4(a)(3) and 14a-4(b)(1).

For the abovementioned reasons, Alcoa believes that it may properly exclude the Proposal under Rule 14a-8(i)(3).

CONCLUSION

Based on the foregoing, Alcoa respectfully requests that the Staff concur that it will take no action if Alcoa excludes the Proposal from its 2011 Proxy Materials.

Please direct any questions or comments regarding this request to the undersigned at Alcoa Inc., 201 Isabella Street, Pittsburgh, PA 15212 (telephone 412-553-4974; fax 412-553-4180).

Thank you for your consideration.

Very truly yours,



Scott E. Seewald
Counsel

Enclosures

cc: Mr. Kenneth Steiner (with enclosures)
c/o John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

[Proposal, Supporting Statement and Related Correspondence]

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, October 07, 2010 12:14 PM
To: Dabney, Donna C.
Subject: Rule 14a-8 Proposal (AA)
Attachments: CCE00005.pdf

Dear Ms. Dabney,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc: Kenneth Steiner

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Klaus-Christian Kleinfeld
Chairman of the Board
Alcoa Inc. (AA)
201 Isabella St
Pittsburgh PA 15212

Dear Mr. Kleinfeld,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

9/28/10
Date

cc: Donna Dabney <donna.dabney@alcoa.com>
Vice President, Secretary
Phone: 412 553-4545
Fax: 412 553-4498
FX: 212-836-2807

[AA: Rule 14a-8 Proposal, October 7, 2010]

3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Supermajority vote requirements can be almost impossible to obtain when one considers the substantial percentage of shares that are typically not voted at an annual meeting. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are often used to block initiatives supported by most shareowners but opposed by management.

This proposal topic won from 74% to 88% support at the following companies: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M).

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

If our Company were to remove each supermajority requirement, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The topic of this proposal was presented as management proposals for our vote at our 2010 annual meeting. We approved with a resounding 95%-vote in favor. In spite of 95%-suport the management proposals failed to pass. I believe that our management deliberately did not make the special effort that our management knew was required to obtain the voter turnout needed to obtain passage.

Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.
Rule 14a-8 Proponent since 1995.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Seewald, Scott E.

From: Dabney, Donna C.
Sent: Tuesday, October 12, 2010 5:19 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Seewald, Scott E.; Arora, Mansi
Subject: Shareholder proposal

Please see the attached.



2010 10 12
deficiency notice.p...

Donna Dabney
Vice President, Secretary
Corporate Governance Counsel
Alcoa Inc.
390 Park Avenue
New York, NY 10022
212 836 2688
646 379 6325 (mobile)
donna.dabney@alcoa.com



Alcoa
390 Park Avenue
New York, New York 10022 USA

Donna Dabney
Vice President, Secretary
Corporate Governance Counsel

October 12, 2010

VIA OVERNIGHT MAIL AND EMAIL
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of Alcoa Inc. (the "Company"), which received on October 7, 2010 the shareholder proposal you submitted on behalf of Kenneth Steiner entitled "Adopt Simple Majority Vote" for consideration at the Company's 2011 Annual Meeting of Shareholders (the "Proposal"). The cover letter accompanying the Proposal indicates that communications regarding the Proposal should be directed to your attention.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to Mr. Steiner's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. To date we have not received proof that Mr. Steiner has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, Mr. Steiner must submit sufficient proof of his ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of Mr. Steiner's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, Mr. Steiner continuously held the requisite number of Company shares for at least one year; or

- if Mr. Steiner has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Steiner continuously held the requisite number of Company shares for the one-year period.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Alcoa Inc., 390 Park Avenue, New York, NY 10022-4608. Alternatively, you may transmit any response by facsimile to me at 703 738 2457.

If you have any questions with respect to the foregoing, please feel free to contact me at (212) 836-2688. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Donna Dabney

cc: Kenneth Steiner

Enclosure

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Seewald, Scott E.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, October 15, 2010 9:38 PM
To: Dabney, Donna C.
Cc: Seewald, Scott E.; Arora, Mansi
Subject: Verification Letter -(AA)
Attachments: CCE00001.pdf

Follow Up Flag: Follow up
Flag Status: Flagged

Dear Ms. Dabney,
Please see the attached Rule 14a-8 verification of stock ownership letter.
Sincerely,
John Chevedden
cc: Kenneth Steiner



DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number FISMA & OMB Memorandum M-07- held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 5700 shares of Alcoa Inc. (AA); having held at least two thousand dollars worth of the above mentioned security since the following date: 3/18/09, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To Donna Dabney	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 212-836-2807	Fax #

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, October 27, 2010 3:15 PM
To: Dabney, Donna C.
Subject: Rule 14a-8 Proposal (AA)

Dear Ms. Dabney,
Please see the attached Rule 14a-8 Proposal update.
Sincerely,
John Chevedden
cc: Kenneth Steiner

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Klaus-Christian Kleinfeld
Chairman of the Board
Alcoa Inc. (AA)
201 Isabella St
Pittsburgh PA 15212

OCTOBER 27, 2010 UPDATE

Dear Mr. Kleinfeld,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
(PH: *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

9/28/10
Date

cc: Donna Dabney <donna.dabney@alcoa.com>
Vice President, Secretary
Phone: 412 553-4545
Fax: 412 553-4498
FX: 212-836-2807

[AA: Rule 14a-8 Proposal, October 7, 2010, October 27, 2010 Update]

3*– Make Special Efforts to Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board make special efforts to adopt Simple Majority Vote. This includes employing special shareholder solicitations (multiple solicitations if necessary) via mail, telephone and electronic means to obtain the large shareholder-voting turnout needed for passage. Simple Majority Vote will enable each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, to be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Supermajority vote requirements can be almost impossible to obtain when one considers the substantial percentage of shares that are typically not voted at an annual meeting. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are often used to block initiatives supported by most shareowners but opposed by management.

This proposal topic won from 74% to 88% support at the following companies: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M).

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

If our Company were to remove each supermajority requirement, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The topic of this proposal was presented as management proposals for our vote at our 2010 annual meeting. We approved with a resounding 95%-vote in favor. In spite of our 95%-support the management proposals failed to pass. I believe that our management deliberately did not make the special effort that our management probably knew was required to obtain the voter turnout needed to obtain passage.

Our management deliberately not making the special effort needed for passage is consistent with our board even attempting to prevent us from voting on a Simple Majority Vote proposal at our 2009 annual meeting. Our management's failure to exclude our 2009 vote on this topic was met with our resounding 74%-support for the 2009 proposal.

Please encourage our board to respond positively to this proposal: Make Special Efforts to Adopt Simple Majority Vote – Yes on 3.*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

*Number to be assigned by the company

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email [*** FISMA & OMB Memorandum M-07-16 ***